FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lokelma approved in China for the treatment of adult patients with hyperkalaemia

6 January 2020 07:00 GMT

Lokelma approved in China for the treatment
of adult patients with hyperkalaemia

Patients in China will benefit from Lokelma's rapid reduction of potassium in the blood and the sustained treatment effect

AstraZeneca's Lokelma (sodium zirconium cyclosilicate) has been approved in China for the treatment of adult patients with hyperkalaemia (elevated levels of potassium in the blood).

The approval by the National Medical Products Administration (NMPA) was based on positive results from the extensive Lokelma clinical trial programme and a pharmacodynamic study in China which showed that patients receiving Lokelma experienced a significant, rapid and sustained reduction of potassium in the blood.

In 2019, the NMPA included Lokelma on the Accelerated Approval list of "Overseas New Drugs in Clinical Urgent Needs for China", recognising the significant unmet need for effective medicines treating hyperkalaemia.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "This approval marks an important milestone for more than two million patients in China who suffer from hyperkalaemia. Lokelma will offer the opportunity for patients and physicians to achieve long-term disease control and potentially reduce the risk of acute episodes, which can have serious, even life-threatening consequences."

The Lokelma clinical trials programme includes three double-blinded, placebo-controlled trials and one open-label trial, where patients with hyperkalaemia were treated for up to 12 months. These trials showed that for patients receiving Lokelma, the median time to achieving normal potassium levels in the blood was 2.2 hours, with 98% achieving normal levels within 48 hours from baseline.1-3 Lokelma also demonstrated a rapid reduction of potassium in the blood as early as one hour with one dose and a sustained treatment effect for up to one year.1,2,4 Lokelma was well tolerated, with few serious adverse events.2

Lokelma is approved in the US, the EU and Canada for the treatment of hyperkalaemia. It is undergoing separate regulatory review in Japan, with a decision expected in the first half of 2020.

Hyperkalaemia
Hyperkalaemia is characterised by high levels of potassium in the blood (generally classified as >5mmol/l).1 The risk of hyperkalaemia increases significantly for patients with chronic kidney disease (CKD) and for those who take common medications for heart failure (HF), such as RAAS inhibitors, which can increase potassium in the blood. Hyperkalaemia occurs in 23% to 47% of patients with CKD and/or HF, with an estimated 200 million and 64 million people, respectively, living with each condition worldwide.5-7 Hyperkalaemia may lead to cardiac arrest and death, with mortality being up to 30% in patients with severe hyperkalaemia, if not treated rapidly.8

Lokelma
Lokelma is an insoluble, non-absorbed sodium zirconium silicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing medicine. It is administered orally, is odourless, tasteless and stable at room temperature. It has been evaluated in three double-blinded, placebo-controlled trials and in one 12-month open-label trial in patients with hyperkalaemia.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 122 334 4690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   AstraZeneca. Lokelma Prescribing Information. December 2019.
2.   Fishbane S, et al. Long-term Efficacy and Safety of Sodium Zirconium Cyclosilicate for Hyperkalemia: A 12-Month, Open-Label, Phase 3 Study. Clin J Am Soc Nephrol. 2019 Jun 7;14(6):798-809.
3.   National Kidney Foundation. Clinical Update on Hyperkalemia. 2014. Accessed 17 December 2019. https://www.kidney.org/sites/default/files/02-10-6785_HBE_Hyperkalemia_Bulletin.pdf
4.   Ash S, et al. A Phase 2 Study on the Treatment of Hyperkalemia in Patients with Chronic Kidney Disease Suggests that the Selective Potassium Trap, ZS-9, is Safe and Efficient. Kidney Int. 2015; 88, 404-411.
5.   Latts et al. Hyperkalemia Is Prevalent in Patients with Cardiorenal Comorbidities. Presented at the ISPOR 20th Annual International Meeting, May 16-20, 2015, Philadelphia, PA.
6.   Ojo, A. Addressing the Global Burden of Chronic Kidney Disease Through Clinical and Translational Research. Trans Am Clin Climatol Assoc. 2014; 125:229-246.
7.   Vos T, et al. Global, Regional, and National Incidence, Prevalence, and Years Lived with Disability for 328 Diseases and Injuries for 195 Countries, 1990-2016: A Systematic Analysis for the Global Burden of Disease Study 2016. The Lancet. 2017; 390:1211-59.
8.   Dunn J, et al. The burden of hyperkalaemia in patients with cardiovascular and renal disease. Am J Manag Care. 2015;21(15 Suppl)307-15.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary